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                             May 13, 2022

       Boaz Shetzer
       Chief Executive Officer
       ParaZero Technologies Ltd.
       30 Dov Hoz
       Kiryat Ono, 5555626, Israel

                                                        Re: ParaZero
Technologies Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 27,
2022
                                                            CIK No. 0001916241

       Dear Mr. Shetzer:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted April 27, 2022

       Our business, operations and financial performance..., page 20

   1. We note your risk factor that your supply chain may be impacted by the COVID-19 pandemic. Update your
risks characterized as potential or hypothetical if recent supply chain disruptions have
impacted your operations.
              You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at
(202) 551-3629 if
       you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.
 Boaz Shetzer
ParaZero Technologies Ltd.
May 13, 2022
Page 2

                                          Sincerely,
FirstName LastNameBoaz Shetzer
                                          Division of Corporation Finance
Comapany NameParaZero Technologies Ltd.
                                          Office of Manufacturing
May 13, 2022 Page 2
cc:       David Huberman
FirstName LastName